IMPERIAL METALS CORPORATION

[redacted]

02034045

May 1, 2002

SUPPL

U.S. Securities and Exchange Commission
Room 3094 (3-6)
450 – 5th Street NW
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
MAY 1 3 2002
WASH, D.C. 165 SECTION

Dear Sirs,

Re: 12g3-2(b) Reg. No. 82-1032

For your information, enclosed are copies of news releases issued since January 18, 2002.

Yours truly,

IMPERIAL METALS CORPORATION

Sabine Goetz
Executive Assistant

PROCESSED
MAY 2 1 2002
THOMSON
FINANCIAL

Encl.

Suite 420 - 355 Burrard Street, Vancouver, B.C. V6C 2G8 CANADA
Telephone: (604) 669-8959 Facsimile: (604) 687-4030 Website: http://www.imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Shares Acquired for Investment Purposes

Vancouver (April 30, 2002) – Imperial Metals Corporation ("Imperial") (III-T), IEI Energy Inc. ("Energy") and N. Murray Edwards announced today that the previously announced Plan of Arrangement ("Plan") of Imperial has closed. As a result of the Plan, Mr. Edwards directly or indirectly, through wholly owned companies, acquired an additional 3,745,556 common shares of each of Imperial and Energy. Mr. Edwards now holds 5,581,056 common shares indirectly through wholly owned companies, and 349,277 common shares directly of each Imperial and Energy. Mr. Edwards indicated that the acquisitions were for investment purposes and that he may acquire additional common shares of Imperial and Energy from time to time depending on market conditions.

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For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

Suite 420 - 355 Burrard Street, Vancouver, B.C. V6C 2G8 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Reorganization Nearing Completion

Vancouver (April 25, 2002) – The reorganization of Imperial Metals Corporation (the "Company") as outlined in the Company's Information Circular dated January 18, 2002 is nearing completion.

The Company has divided its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of the Company's existing oil and natural gas and investment assets were retained in the Company, which was renamed IEI Energy Inc. ("IEI"). All of the Company's mining assets including the name "Imperial Metals Corporation" were transferred to a new company that has now been renamed Imperial Metals Corporation ("New Imperial").

The common shares of the Company have been consolidated on the basis of one common share for each 10 common shares. The shareholders of the Company are entitled to receive one common share of IEI and one common share of New Imperial for each one common share of the Company, after consolidation. Shares held in brokerage accounts will be automatically exchanged. Shares registered in the name of a shareholder must be submitted to Computershare for exchange, as outlined in the Letter of Transmittal mailed to shareholders on February 6, 2002. A copy of the Letter of Transmittal can be obtained through the website www.sedar.com.

Effective at the open today, the new common shares of Imperial Metals Corporation will be listed and posted for trading on the Toronto Stock Exchange under the symbol "III".

IEI has made application for listing on the TSX Venture Exchange (CDNX).

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For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

Suite 420 - 355 Burrard Street, Vancouver, B.C. V6C 2G8 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

IMPERIAL METALS CORPORATION

NEWS RELEASE

Supreme Court of British Columbia Approves Imperial Plan of Arrangement

Vancouver (March 8, 2002) – Imperial Metals Corporation (IPM-T) is pleased to announce that it has received a final order approving its Plan of Arrangement (the "Plan") from the Supreme Court of British Columbia.

Imperial will now implement the Plan by paying $1 million and issuing approximately 77 million shares to its creditors in satisfaction of the major portion of its debt. This will increase issued and outstanding common shares to approximately 157,437,000. The issued and outstanding common shares will then be consolidated on the basis of one common share of Imperial for each 10 common shares of Imperial. This will reduce total issued and outstanding common shares to approximately 15,743,700.

Imperial will then divide its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of the Company's existing oil and natural gas and investment assets will be retained in Imperial, to be renamed Imperial Energy Inc. ("Imperial Energy"), and a new company, "New Imperial" to be owned by the shareholders of Imperial, will be established to hold the mining assets. New Imperial will assume all of the rights and obligations of Imperial in connection with the mining assets including all environmental obligations.

The shareholders of Imperial will receive one common share of Imperial Energy and one common share of New Imperial for each common share they hold in Imperial.

The debt which is not settled by the Plan, has been provided for as follows:

- Imperial Energy will assume the remainder of the claims of the non-convertible noteholder, totalling $3,000,000.
- New Imperial will assume the $6,300,000 contingent, non-interest bearing debt owed to Sumitomo Corporation. This debt is secured by the assets of the Mount Polley mine. Repayment is contingent on the Mount Polley mine being in operation.
- A statutory lien in the amount of $1,150,032 for property taxes will remain outstanding against the Mount Polley mine property.
- The secured claims of certain trade creditors in the amount of approximately $101,000 will be assumed and settled by New Imperial.

Imperial Energy will apply for continuance as an Alberta company and will apply for listing on the Canadian Venture Exchange. New Imperial will remain listed on the Toronto Stock Exchange.

Imperial will emerge from its reorganization as two separate companies focussed on creating shareholder value by attracting and developing existing and new opportunities in both the mining and the oil and natural gas businesses.

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For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

IMPERIAL METALS CORPORATION

NEWS RELEASE

Plan of Arrangement Approved by Creditors and Shareholders

Vancouver (March 7, 2002) - Imperial Metals Corporation (IPM-T) is pleased to announce that its creditors and shareholders have strongly approved the Company's Plan of Arrangement (the "Plan") under the Company Act of British Columbia and the Companies' Creditors Arrangement Act. Voting results were as follows:

	Unsecured Creditors	**Secured Creditors**	**Shareholders**
% of total creditor claims/shareholders represented	87.23%	95.52%	42.18%
% voting in favour	99.99%	100%	98.98%

This completes a major step in the approval process for the Plan, which will be presented to the Supreme Court of British Columbia for final approval on Friday March 8, 2002.

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For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations

IMPERIAL METALS CORPORATION

NEWS RELEASE

Imperial Presents a Plan of Arrangement to its Shareholders and Creditors

Vancouver (February 12, 2002) - Imperial Metals Corporation (IPM-T) announces that it has mailed an Information Circular and Proxy Statement to its creditors and shareholders in connection with a proposed Plan of Arrangement (the "Plan") under the Company Act of British Columbia and the Companies' Creditors Arrangement Act. A copy of the information circular can be downloaded at www.sedar.com

Subject to shareholder, creditor, and regulatory approval and subject also to approval by the Supreme Court of British Columbia, the Plan will unfold in a series of steps, including the following:

Imperial will divide its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of the Company's existing oil and natural gas and investment assets will be retained in Imperial, to be renamed Imperial Energy Inc., ("Imperial Energy"), and a new company, "New Imperial" to be owned by the shareholders of Imperial, will be established to hold the mining assets. New Imperial will assume all of the rights and obligations of Imperial in connection with the mining assets including all environmental obligations.

Each of the issued common shares of Imperial (except those held by non-residents) will be exchanged for one common share of Imperial Energy and one class B share of Imperial. Each class B share of Imperial will be exchanged for one common share of New Imperial. Each of the issued common shares of Imperial held by a non-resident will be disposed of for one common share of Imperial Energy and one common share of New Imperial.

The claims of the unsecured creditors, who are owed approximately $4,575,000, will be released and discharged in consideration of $1 million in cash plus approximately 15,886,666 common shares of Imperial.

The claims of the convertible noteholders and a portion of the claims of the non-convertible noteholders, totalling in the aggregate $6,124,248, will be released and discharged in consideration of 61,242,488 common shares of Imperial. Imperial Energy will assume the remainder of the claims of the non-convertible noteholders, totalling $3,000,000.

New Imperial will assume the $6,300,000 non-interest bearing debt owed to Sumitomo Corporation. This debt is secured by the assets of the Mount Polley mine. Repayment is contingent on the Mount Polley mine being in operation.

A statutory lien in the amount of $1,150,032 for property taxes will be assumed by New Imperial and will remain outstanding against the Mount Polley mine property.

The secured claims of certain trade creditors in the amount of $251,176 will be assumed and settled by New Imperial.

The common shares of Imperial will be consolidated on the basis of one common share of Imperial for each 10 common shares of Imperial including those common shares of Imperial issued to unsecured creditors, convertible noteholders, and non-convertible noteholders.

Suite 420 - 355 Burrard Street, Vancouver, B.C. V6C 2G8 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

Imperial Energy will apply for continuance as an Alberta company and will seek to remain listed on the Toronto Stock Exchange. New Imperial will apply for listing on the Toronto Stock Exchange.

The Plan will allow Imperial to maximize the value of its existing assets for the benefit of all stakeholders. The Plan will also give the Company the means to strengthen its balance sheet, secure new financing and focus on attracting and developing new opportunities in both the mining and the oil and natural gas businesses.

The shareholders and creditors of Imperial will meet on March 7, 2002 to vote on the Plan. The motion for a final order from the Supreme Court of British Columbia to approve the Plan has been scheduled for March 8, 2002.

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For further information contact:
Pierre Lebel, President or
Sabine Goetz, Investor Relations